Buenos Aires, April 7th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Capital reduction.

Dear Sirs,

I am writing in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) to inform that the General Extraordinary Shareholders’ Meeting virtually celebrated today in accordance with the terms of CNV’s resolution N° 830/2020, approved a capital reduction of AR$ 151,585,025, that is to say, from AR$ 1,747,873,239 to AR$ 1,596,288,214 to, by way of cancellation of 151,585,025 book-entry, ordinary shares, of a nominal value of AR$ 1 each and carrying one vote per share that the Company holds in virtue of the repurchase plans approved by the Board of Directors Meetings held on August 12th and November 8th, 2019 and March 9th, 2020.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations